11487 South 700 East

Salt Lake City, UT 84020

January 10, 2014

Securities and Exchange Commission

Attn:    Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

Washington, D.C. 20549

            RE:      Nutranomics, Inc.

            Amendment No. 2 to Current Report on Form 8-K/A

            Filed December 12, 2013

                        File No. 0-53551

                        FOIA CONFIDENTIAL TREATMENT REQUESTED

Dear Ms. Parker,

Nutranomics, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 3, 2014, relating to the above referenced filing.

Because of the commercially sensitive nature of information contained herein, we are filing a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of Response Letter marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Nutranomics, Inc.” and each page is marked for the record with the identifying numbers and code “N1001” through “N1011.”

In response to the Comment Letter, we respectfully submit the following response:

Confidential Treatment Requested by Nutranomics, Inc.

N1001

[****] - Information omitted and provided separately to the Staff pursuant to Rule 83

1.      We note your description and filing of the Genesar and Nutriband licensing agreements in response to our prior comment 2.  On page 10 you state that you “are a party to several intellectual property license agreements relating to certain of our future products” (emphasis added).  If you are a party to other material licensing agreements, please describe them and file them as exhibits.  Otherwise, please revise to clarify that these are the only two licensing agreements to which you are a party.

RESPONSE:  We have revised as instructed.

2.      We note that you originally reported the Genesar agreement pursuant to Item 1.01 of your Form 8-K filed November 26, 2013:

You state in that Form 8-K that “The information in this Current Report is being furnished and shall not be deemed ‘filed’ for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.” Please provide us with an analysis as to how you may furnish rather than file information responsive to Items 1.01, 3.02 and 9.01 of Form 8-K.  In the alternative, please delete this language.

Please amend the Form 8-K to add a brief description of any material relationship between you and Genesar.  Refer to Item 1.01(a)(1) of Form 8-K.  In this regard, we note that Dr. Gibbs is listed on the GenEpic website as a co-formulator of GenEpic and a member of Genesar’s board of directors.

RESPONSE:  We will amend such Form 8-K as instructed and have added disclosure to this Form 8-K/A regarding Dr. Gibbs’s relationship with Genesar.

3.      We note your disclosure on page 17 with respect to your primary customer and vendors that you “do not have purchase or supply agreements with this customer or these suppliers governing future orders.” We also note your response to our comment 14, in which you state on page 4: “The company has numerous purchase orders and supply arrangements with each of doTERRA, CSB Nutrition Corporation, Enzymology Research Center, and NHK Laboratories.” Please disclose the nature and material terms of the past contracts you have had with these entities.

RESPONSE:  [****]

Confidential Treatment Requested by Nutranomics, Inc.

N1002

[****] - Information omitted and provided separately to the Staff pursuant to Rule 83

[****]

4.      We reissue prior comment 4 in part.  Please discuss your business strategy of making acquisitions and investments, as disclosed in the risk factor on page 18.

RESPONSE:  We have revised our “Plan of Operations” subsection to include a discussion regarding our strategy of making acquisitions and investments.

5.      We note your response to our prior comment 5. Please expand your disclosure to discuss any material trends affecting financial condition or operating performance beyond your limited discussion of the availability of financing on page 27.

RESPONSE:  We have expanded our disclosure as instructed.

6.      We note your attribution on page 25 of the decrease in “Other Income” to “the Company no longer charging for miscellaneous charges not related to product or services in the 2013 fiscal year as compared to the 2012 fiscal year.” Please revise to explain the miscellaneous charges for which you charged in the 2012 fiscal year.

RESPONSE:  We have revised as instructed.

7.      We note your disclosure on page 27 that you “obtained two debt instruments totaling $375,000.” In accordance with our prior comment 7, please discuss your outstanding debt instruments in further detail, including the amounts outstanding and the amounts available to be drawn.

RESPONSE:  We have revised to include additional details regarding our outstanding debt instruments.

8.      We note your disclosure on page 31 that Dr. Gibbs earned a PhD in Pharmacognosy from KenchiKenkyu Gakkuin (Graduate School of Health Sciences) in Japan. We are unable to find any record of this institution.  In your supplemental response, please provide us with information that will help us confirm this institution’s existence and Dr. Gibbs’s PhD degree.

RESPONSE:  We have attached hereto as Exhibit A a copy of Dr. Gibb’s PhD from KenchiKenkyu Gakkuin in Nagoya, Japan.  KenchiKenkyu Gakkuin closed its doors in late 2004 or early 2005.  It was a traditional Kampo school without a website presence.  Dr. Gibbs taught at the school from approximately 1993-1995 and received his PhD in 1995.  Attached hereto as Exhibit B are copies of photos of Dr. Gibbs receiving his PhD and teaching at the school during his time as a professor there.  Attached hereto as Exhibit C is a copy of a book written by one of Dr. Gibbs’s KenchiKenkyu Gakkuin students and a copy of the book page where she acknowledges Dr. Gibbs as her teacher.  Attached hereto as Exhibit D is a copy of another book written by another of Dr. Gibbs’s KenchiKenkyu Gakkuin students and a copy of the signed copy of the book where the student acknowledges Dr. Gibbs as his teacher.

9.      We note in response to prior comment 17 that you have revised Health Education Corporation’s statements of stockholders’ equity and earnings per share calculations on the face of the statements of operations to reflect the share exchange on a retroactive basis.  Please tell us why the audit report has not been updated to address the changes to the historical financial statements of Health Education Corporation, and explain why you have not included a disclosure in the notes to financials to reference the retroactive treatment.  Lastly, tell us the date that the retroactive changes became effective.

Confidential Treatment Requested by Nutranomics, Inc.

N1003

[****] - Information omitted and provided separately to the Staff pursuant to Rule 83

RESPONSE:  The Company acknowledges the Staff’s comment.  We have amended our 8-K/A to include the financial statements of the private company Health Education Corporation that were originally included in our 8-K, filed September 24, 2013, for the years ending July 31, 2013 and 2012.

These financial statements were for the period of time prior to the reverse merger, and when Health Education Corporation was still a privately held company.  These private company financial statements were filed as required by Article 8 of Regulation S-X (specifically section 8.04, “Financial statements of businesses acquired or to be acquired” and related sections).

The Company has now accounted for the reverse merger with Health Education Corporation in its Quarterly Report on Form 10-Q, filed December 23, 2013, for the three month period ending October 31, 2013.  Health Education Corporation has been deemed to be the acquiring company for accounting purposes, and the merger was accounted for as a reverse merger in accordance with accounting principles generally accepted in the United States.  As such, the Form 10-Q financial statements reflect the historical results of Health Education Corporation prior to the merger and that of the combined public company following the merger. Common stock and the corresponding capital amounts of Health Education Corporation pre-merger were retroactively restated to reflect the exchange ratio in the merger.

Further, please note that as of the merger date and July 31 fiscal year ends, the private company Health Education Corporation’s articles of incorporation authorized a maximum of 10,000,000 common shares with no par value, 8,994,800 of which were outstanding as of July 31, 2013.  As of the merger date and for recent prior fiscal years, the articles of incorporation for the public company, a separate legal entity and the legal acquirer, authorized a maximum of 750,000,000 common shares with a par value of $0.001.  In accordance with the Share Exchange Agreement dated September 13, 2013, the public company issued 25,005,004 of its own common shares as consideration for the purchase of all 8,994,800 common shares of the private company.  As of the merger date, and for all periods subsequent to the merger date, the private company did not perform a split of its own stock through the merger transaction, and did not amend its articles of incorporation to change the par value its common stock or increase the number of authorized shares available for issuance.  For that reason, we do not think it appropriate for the private company’s July 31, 2013 financial statements to present a change in earnings per share for shares issued by a separate legal entity, the public company.  The share count balances for the EPS presentation would exceed the maximum authorized shares presented on the balance sheet and allowed by the private company articles of incorporation, and would also exceed the actual legal shares outstanding for the private company as of the July 31, 2013 balance sheet date, the merger date, and for all dates subsequent to the merger.

As noted above, this transaction is being accounted for as a reverse merger, wherein the private company historical results prior to the merger will be reflected in the public company financial statements.  However, the outstanding common shares, authorized shares, par value, and articles of incorporation for the public entity, as the legal acquirer, will continue to be reported.

In connection with this response, we acknowledge that:

•         the company is responsible for the adequacy and  accuracy of the disclosure  in the filing;

•         staff  comments  or changes to disclosure in response to staff  comments  do not foreclose  the Commission from  taking  any  action  with respect  to  the filing;  and

Confidential Treatment Requested by Nutranomics, Inc.

N1004

[****] - Information omitted and provided separately to the Staff pursuant to Rule 83

•         the company may  not assert staff  comments  as a defense in any proceeding  initiated by the Commission or any  person under  the federal securities  laws  of the  United States.

Thank you for your assistance and review.

Sincerely,

Nutranomics, Inc.

/s/ Tracy Gibbs Tracy Gibbs Chief Executive Officer

Confidential Treatment Requested by Nutranomics, Inc.

N1005

[****] - Information omitted and provided separately to the Staff pursuant to Rule 83